EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

The table below sets forth our earnings to fixed charges on a consolidated historical basis for each of the periods indicated:

	Predecessor Company		Company
	Year Ended December 31, 2000	Period from January 1 through June 25, 2001	Period from June 26 through December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
	(in thousands)
Earnings: Income (loss) from continuing operations before income tax (benefit) expense and discontinued operations	$(38,912)	$(152,161)	$(84,432)	$(103,379)	$(61,562)	$10,755
Add:
Interest expense, including amortization of debt issuance costs	53,135	41,498	35,115	61,918	48,480	17,729
Portion of rent under long-term operating leases representative of an interest factor	1,367	967	1,000	1,900	2,224	2,433
Preference dividend requirements	12,474	26,994	2	6	—	—

Earnings Available for Fixed Charges	28,064	(82,702)	(48,315)	(39,555)	(10,858)	30,917

Fixed Charges: Interest expense, including amortization of debt issuance costs	53,135	41,498	35,115	61,918	48,480	17,729
Portion of rent under long-term operating leases representative of an interest factor	1,367	967	1,000	1,900	2,224	2,433
Preference dividend requirements	12,474	26,994	2	6	—	—

Total Fixed Charges	66,976	69,459	36,117	63,824	50,704	20,162

Ratio of Earnings to Fixed Charges	—	—	—	—	—	1.53

Coverage Deficiency	$(38,912)	$(152,161)	$(84,432)	$(103,379)	$(61,562)